Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE ANNOUNCES LAUNCH OF DUTCH AUCTION PLATFORM FOR
WINE AND SPIRITS INDUSTRY

Toronto, Ontario – November 1, 2012 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management and social commerce solutions is pleased to announce the successful delivery of the Dutch Auction platform for Alberta based BlackSquare Inc. and their flash sale site Tannic.ca.

Tannic is a leader in the provision of an exceptional range of wines to a group of discerning members.  The product set is presented conveniently and effectively through a sophisticated web presence and utilizing the Blackboxx technology also made by BlackSquare. Northcore provided a complementary platform to deliver a hand-picked selection of wines through a compelling online format where prices descended as the event proceeded.

“At BlackSquare, we deliver the world’s most advanced wine ecommerce platform to global clients and we’re always looking for new technology,” said Matthew Protti, CEO of BlackSquare Inc.  “Combining Northcore’s innovative auction software with our Tannic.ca flash sale site enables the kind of technical magic our clients expect from us as we continue to revolutionize the wine ecommerce industry.”

The web site and more information can be found at http://www.Tannic.ca/.

“It is exciting to be working with an industry leader like BlackSquare and their property Tannic.ca on this groundbreaking project," said Amit Monga, CEO of Northcore Technologies.  "Our proprietary and patent protected, Dutch Auction process is a natural fit for the wine and spirits industries and we expect this partnership to continue to yield positive results for both parties."

Further information on Northcore's Dutch Auction intellectual property can be found at http://northcore.com/downloads/overviewarticles/overview-ip-dutch-01.pdf.

Northcore develops solutions to support the evolving needs of industry and provides comprehensive platforms for the management of capital equipment and the implementation of Social Commerce business models. These products are proven, effective and in use by some of the world’s most successful corporations.

Companies interested in effective software solutions should contact Northcore at 416-640-0400 or 1-888-287-7467, extension 395 or via email at Sales@northcore.com.

Northcore Announces Launch of Dutch Auction …

About Northcore Technologies Inc.

Northcore Technologies provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle.

Northcore's portfolio companies include Envision Online Media Inc., a specialist in the delivery of content management solutions and Kuklamoo, a family information web destination and national daily deal site targeting families with kids.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE and holds a substantial intellectual property portfolio.

For more information, visit northcore.com

About BlackSquare Inc.

"BlackSquare is revolutionizing ecommerce for the global wine and spirits industry. (http://blacksquare.ca)  Based in Calgary, Canada, BlackSquare owns WineCollective.ca (Canada’s largest monthly wine club) and Tannic.ca (Canada’s first flash-sale wine website).

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com